Exhibit (a)(1)(F)

Employee Email: Stock Option Exchange – Tender Offer Open
From: Communications (on behalf of Martin)
BCC: All Rocket Employees (+ employees on leave via personal emails)
Subject: Stock Option Exchange Program: Now Open
Timing: Monday, April 27 (at ~9:00am ET)

Dear Rocket Team,

Equity is a core part of our total rewards program, designed to meaningful connect employees to Rocket’s long-term success Market movements in our share price have resulted in some employees holding stock option grants that are currently “underwater” (shares with an exercise price above the current stock price).

As shared previously, to address this we have officially launched our stock option exchange program, which is now open and will remain available until May 26 at 3:59 p.m. Eastern Time.

This program gives eligible employees the choice to exchange certain underwater stock options for new equity awards that are more closely aligned with today’s market conditions. The goal is to help ensure your equity continues to function as a relevant and effective part of your total rewards.

Here’s what to know:

•	Participation is completely optional. The decision to participate is a personal one and should be based on your individual circumstances
•	If you are eligible, you will receive an email from the Option Exchange website (exchange.awardtraq.com)
•	The website includes detailed information about your specific eligible grants and proposed new grants (if you elect them for the exchange)

To help you understand the program and evaluate your options, we’re hosting a live Information Session today at 10:00 a.m. Eastern Time, where we’ll walk through the program, explain key concepts, and answer questions. If you’re unfamiliar with how stock options work or what this means for you, this session will be especially helpful.

In addition, we’re providing materials and resources, including:

•	Tender Offer that breaks down the full details of the offer, how it works, eligibility and exchange terms
•	Stock Option Exchange Fact Sheet
•	Frequently Asked Questions

A few important reminders:

•	The offer closes promptly at the deadline – late elections cannot be accepted
•	If you choose to participate, you must complete your election before the closing date
•	You may want to consider speaking with a financial advisor before making your decision

We’re taking this step intentionally to ensure equity continues to support, motivate, and reward you in a meaningful way. We’ll continue to provide information throughout the offer period, and if you have any questions, please reach out to people@rocketpharma.com.

Thank you for taking the time to learn about the program.

Kind regards,
Martin

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